Shin Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000

Company Registration No. 163
Tel : 66(0) 2591-0736-49 Fax : 66(0) 2591-0705, 2591-0706

04012415

January 21, 2004

SUPPL

04 JAN 23 PM 7:21

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 027/2004**
  Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 1/2004
  Date: January 20, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Legal & Compliance Department by fax at (662) 270-0658 attention Ms. Kobchok Meekoon.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5552 or by emailing kobchokm@shincorp.com

Thank you for your attention in this matter.

PROCESSED
FEB 09 2004
THOMSON
FINANCIAL

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date January 20, 2004

SSA 027 / 2004

January 20, 2004

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 1/2004.

To: The President

The Stock Exchange of Thailand

Attachments 1. The Connected Transaction regarding the Acquisition of the Asset
2. Details of the Employee Stock Option Plan (ESOP) of CS Loxinfo Co., Ltd.

The Board of Directors Meeting of Shin Satellite Public Company Limited (the "Company") has resolved in the meeting no. 1/2004 held on January 20, 2004 at 2.00 p.m. at the Thaicom meeting room 3, 1st floor, Thaicom Satellite Station, No. 41/103 Rattanathibet Road, Nonthaburi as the following matters:

1. Approved CS Loxinfo Public Company Limited (CSL) to make an investment in Teleinfo Media Company Limited (TMC) by purchasing 38.25% shares from Shin Corporation Public Company Limited (SHIN) and 25% shares from SingTel Interactive Private Limited (SIP) with the total investment of 63.25% of total paid up share capital in TMC. In the case that TOT Corporation Public Company Limited (TOT) exercise Tag-along Rights to sell its 36.75% shareholding in TMC, CSL will purchase all issued and paid-up shares held by TOT. (see Attachment 1)

   In this regard, the Board of Director resolved to appoint SCB Securities Co., Ltd. to be its independent financial advisor to provide the opinion in relation to the transaction to the shareholders.

   The Directors who are in the related companies did not attend the meeting and did not vote.

2. Approved the investment in new subsidiary in Australia and New Zealand to attain all permissions and licenses necessary to render IPSTAR services from the Australian and New Zealand governments, details as follows;

   2.1 The new subsidiary in Australia:

1. The date on which the transaction will occur	:	Within January 2004
2. The general characteristics of the transaction	:	Set up the new company and hold 100% stake through ipstar Company Limited, which Shin Satellite holds 98.88%.
3. The details of assets to be invested		
The Company name	:	IPSTAR AUSTRALIA PTY LTD
Nature of Business	:	render IPSTAR business and services

Registered Capital	:	100,000 AUD
Total shares capital	:	100,000 shares
Par value	:	1 AUD
New Board of Directors	:	Mr. Malcolm Cooper
	:	Mr. Komson Seripapong
The value and size of the transaction		
Value of investment		Approximately Baht 3 million. (Calculating from the exchange rate on January 19,2004 : at 1 AUD / Bt 29.55)
Size of transaction		Approximately 0.012% of total assets of the Company reported in the Q3/2003 financial statements
Expected Benefits		To promote and support the marketing of iPSTAR services.
The sources of funds		Working capital of the Company.
		:

2.2 The new subsidiary in New Zealand :

1. The date on which the transaction will occur	:	Within January 2004
2. The general characteristics of the transaction	:	Set up the new company and hold 100% stake through iPSTAR Company Limited, which Shin Satellite holds 98.88%.
3. The details of assets to be invested		
The Company name	:	IPSTAR NEW ZEALAND LTD
Nature of Business	:	render IPSTAR business and services
Registered Capital	:	500,000 NZD
Total shares capital	:	500,000 shares
Par value	:	1 NZD
New Board of Directors	:	Mr. John Humphrey
		Mr. Komson Seripapong
The value and size of the transaction		
Value of investment	:	Approximately Baht 13 million.(Calculating from the exchange rate on January 19,2004: at 1 NZD / Bt 25.70)
Size of transaction	:	Approximately 0.053% of total assets of the Company reported in the Q3/2003 financial statements.
Expected Benefits	:	to promote and support the marketing of iPSTAR services
Sources of funds	:	Working capital of the Company.

3. Approved an issuance and offering of warrants in the number of 3,096,300 units to purchase ordinary shares to directors, employees and advisors of the Company (ESOP). (See Attachment 2);

4. Approved the allocation of warrants to purchase ordinary shares of the Company to the Company's directors, employees and advisors for the warrants exceeding 5% of the total ESOP Program. These directors, employees and advisors are:

Name of the persons entitled to be allotted exceeding 5 percent of ESOP Program	Number of Warrants(Unit)	% of Total Allocated Warrants
1. Mr.Tachpong Hotrabhavananda Managing Director	1,044,000	33.72
2. Mr. Anant Kaewruamvongs Deputy Managing Director- Marketing & Sales	1,000,000	32.30
3. Mr. Somchai Kittichaiyakulkij Senior Director - Customer Services & IS	550,000	17.76
Mrs. Arksara Arksawapokee Senior Director – Finance & Accounting	174,200	5.63

5. Approved the renewal of computer system service agreements entering into with Shinawatra Information Technology Company Limited (SIT), the subsidiaries of Shin Corporation Public Company Limited (SHIN) per detail as follows:

Date of Transaction	within January 2004
Parties involved	
Employer	Shin Satellite Public Company Limited and subsidiary.
Contractor	Shinawatra Information Technology Company Limited (SIT))
Relationship	The Employer and Contractor have the same major shareholder, that is SHIN with the shareholding in the Company of 51.33% and in SIT of 99.99%.
General Characteristics of the Transaction	The Company use SIT's SAP software in relation to following services 1. Provide maintenance and operating Computer Hardware and Software 2. Advise and manage computer system 3. Provide Auto Budget services
Term of the Agreement	January 1, 2004 to December 31, 2004 (1 year)
Value of the transaction (Consideration)	Bt 4.4 million
Terms of payment	Monthly payment.
The basis used to consider the consideration	The fees are based on the comparative rates offered by other companies that service the same characteristic of SIT.

Connected Transaction and its Conditions	The entering into the computer system service agreements of the Company and its subsidiary, are considered to be connected transaction of listed company prescribed in the Notification of the Stock Exchange of Thailand (SET) in relation to rules, procedures and disclosure of connected transactions of listed company. The size of the transaction is 0.58% of net tangible assets as of September 30, 2003, which is over 0.03% but less than 3.00% of net tangible assets, thus requiring the Company to report the transaction to SET.

The Audit Committee's Recommendation

The Audit Committee was of the opinion that the entering into the computer system service agreements with Shinawatra Information Technology Company Limited (SIT) which is the connected transaction was fair and beneficial to the Company.

The Board of Director's Recommendation

The Audit Committee was of the opinion that the entering into the computer system service agreements with Shinawatra Information Technology Company Limited (SIT) which is the connected transaction was fair and beneficial to the Company.

The Directors who are in the related companies did not attend the meeting and did not vote.

6. Approved the schedule of the Extraordinary General Meeting of Shareholders to be held on February 23, 2004 at 2.00 p.m. at the Presentation meeting room, 1st floor, Thaicom Satellite Station, No. 41/103 Rattanathibet Road, Nonthaburi. The Company will close the share register book from February 4, 2003 at 12.00 in order to determine the rights of shareholders to attend and vote, until adjournment of the meeting. The meeting agendas are as follows:

Agenda 1	Matters to be informed;
Agenda 2	To consider and approve the Minutes of the Annual General Meeting for the year 2003 held on April 28, 2003;
Agenda 3	To consider and approve the issuance and offering of warrants of CS Loxinfo Public Company Limited (CSL) to CSL's directors, employees and advisors. (ESOP);
Agenda 4	To consider and approve the allocation of warrants of CSL to CSL's directors, employees and advisors who are eligible for the warrants exceeding 5% of the total ESOP. These directors, employees and advisors are as follows:

Name	Number of Allocated Warrants(Unit)	% of Total Allocated Warrants
1. Mr.Tachpong Hotrabhavananda Managing Director	1,044,000	33.72
2. Mr. Anant Kaewruamvongs Deputy Managing Director- Marketing & Sales	1,000,000	32.30
3. Mr. Somchai Kittichaiyakulkij Senior Director - Customer Services & IS	550,000	17.76
4. Mrs. Arksara Arksawapokee Senior Director – Finance & Accounting	174,200	5.63

Agenda 5 To consider and approve the purchase of Teleinfo Media's share by CSL;

Agenda 6 Others (if any).

Summary Translation Letter
To the Stock Exchange of Thailand
Date January 20, 2004

04 JAN 23 AM 7:21

Attachment 1

The Connected Transaction regarding the Acquisition of the Asset

CS Loxinfo (CSL) is to invest in Teleinfo Media Company Limited (TMC) by purchasing 38.25% shares from Shin Corporation Public Company Limited (SHIN) and 25% shares from SingTel Interactive Private Limited (SIP) with a total investment of 63.25% of total paid up share capital in TMC. In the case that TOT Corporation Public Company Limited (TOT) exercises "Tag-along Rights" (i.e. the rights to offer to sale shares along with the shareholders who receive the offer purchase at the same price) to sell its 36.75% shareholding in TMC, CSL will purchase all issued and paid-up shares from the TOT. The details are as follows:

The date on which transaction occurred

Within March 2004 subject to the fulfillment of Conditions Precedent by the sellers.

In case that TOT as an existing shareholder exercises its Right of First Refusal, CSL will not be able to purchase the said shares from the Sellers.

Objective of the Acquisition of Assets

To increase, and diversify sources of, revenues in the future, through its shareholding in TMC, and in order to increase profits for CSL as a result of business synergies in accordance with CSL's business policy, in the following areas.

1. The Yellow Pages database can be used for many types of E-Directory, which will support the internet services of CSL.
2. The Yellow Pages database can be used to develop E-Commerce Services and will support future developments of electronic services.
3. TMC staff will be able to assist in E-Advertising and E-Commerce sales under points 1 and 2 above. This will increase the company's revenue base in the future.

Parties Involved and Relationship with Listed Company.

Buyer CS Loxinfo Public Company Limited

Seller
1. Shin Corporation Public Company Limited 26,550,583 Shares
2. SingTel Interactive Private Limited 17,353,601 Shares

Name of Connected Parties

- Shin Corporation Public Company Limited
- SingTel Interactive Private Limited

Relationship with Listed Company.	➢ SHIN is the major shareholder of TMC, holding 38.25% of total shares. ➢ SHIN is the major shareholder of SATTEL, holding 51.53% of total shares. ➢ SBI, a subsidiary of SATTEL, is the major shareholder of CSL, holding 50.02 of total shares. ➢ Singapore Telecom International Private Limited ("SingTel Inter") is the shareholder of SHIN, holding 5.18% of total issued and paid-up capital. ➢ Singapore Telecommunication Limited ("SingTel") is the major shareholder of SingTel Inter, holding 100% of total issued and paid-up capital. ➢ SingTel is the major shareholder of SIP, holding 100% of total issued and paid-up capital. ➢ SingTel is a major shareholder of CSL, holding 16.81% of total issued and paid-up capital. ➢ SIP is a major shareholder of TMC, holding 25% of total issued and paid-up capital.
Nature of the Transaction	CSL will purchase 43,904,184 issued and paid-up common shares of TMC, at a par value of 10 Baht each, from SHIN for 26,550,583 shares and SIP for 17,353,601 shares, in turn, holds 63.25% equity stake in TMC. The total investment of the share acquisition is Baht 506 million. After the year 2005, TMC can continue its business in printing and distributing yellow pages Telephone directories without any required license and as a result of the revocation of the Telephone Organization of Thailand Act B.E. 2497, the company is not longer obliged to publish the white page telephone directory from 2004 onward which will allow the company to reduce its operation costs by approximately 200 million Baht per year.
The details of the assets involved	
The company name	Teleinfo Media Company Limited (TMC)
The nature of business	Licensed from TOT to be sole official printer and distributor of white and yellow pages telephone directories for 10 years (from the 1996 issue to 2005 issue).
Registered Capital	Bt 694,136,000
Paid-up Capital	Bt 694,136,000
Number of Securities acquired	Common shares of 43,904,184 shares, par Bt 10
Price per share (unit)	Bt 11.53 per share

Proportion of securities holding before	0
Proportion of securities holding after	63.25% (In case TOT exercises Tag-along Rights, the proportion of securities holding after will be 100%)
Total value of the consideration	Baht 506,000,000 or 11.53 Baht per share whereas Baht 306,000,000 paid to SHIN and Baht 200,000,000 paid to SIP
Condition of Payment	Cash
The basis used to determine the value of consideration	Discounted Cash Flow
Sources of Funds for the Acquisition of the Asset	Working capital, short-term loans and / or proceeds from capital increase of CSL. (The Initial Public Offering)
Connected Transaction and its Conditions	This transaction is considered to be a connected transaction of listed companies prescribed in the Notification of the Stock Exchange of Thailand (SET), Re: Rules, Procedures and Disclosure of Connected Transactions of Listed Companies. The size of transaction is over 3.00% of net tangible assets of the company as of September 30, 2003, thus the Company is required to ask for the approval from the shareholder.

Summary of Financial Status and Performance

Units : Million Baht

Company Only	2002	9 month 2003
Total Asset	590.90	654.31
Total Liability	314.02	533.90
Issued and Paid-up Capital	694.14	694.14
Shareholders' Equity	276.88	120.41
Total Revenues	720.99	561.75
Total costs	925.46	718.22
Net profit / (Loss)	(204.47)	(156.47)
Earning per share (Baht)	(2.95)	(2.25)
No. of shares (Million shares)	69.41	69.41
Book Value (Remark 2)	3.99	1.73

Remarks:

1. Due to the settlement of negotiation with TOT as a result of the revocation of the Telephone Organization of Thailand Act B.E. 2497, the company is no longer obliged to publish the white page telephone directory from 2004 onward which will allow the company to reduce its operation costs by approximately 200 million Baht per year.

2. The stated Book Value does not take into account the effect from the result of the revocation of the Telephone Organization of Thailand Act B.e. 2497. After the adjusted those effect the Adjust Book Value as of September 2003 will be 5.14

The Audit Committee's Recommendation

The Audit Committee was of the opinion that the connected transaction to be entered into by CS Loxinfo for the purchase of Teleinfo Media's shares from SHIN Corporation and SingTel Interactive was reasonable and of benefit to the Company since it would generate the Company's value added revenue in terms of business relations and support with each other for their business development. In addition, the Audit Committee also viewed the price and terms and conditions in relation thereto were fair.

The Board of Directors' Recommendation

The Board of Directors was of the opinion that the connected transaction to be entered into by CS Loxinfo for the purchase of Teleinfo Media's shares from SHIN Corporation and SingTel Interactive was reasonable and of benefit to the Company since it would generate the Company's value added in terms of business relation and support with each other for their business development. In addition, the Audit Committee also viewed the price and terms and conditions in relation thereto were fair.

The Directors who are in the related companies did not attend the meeting and did not vote.

Summary Translation Letter
To the Stock Exchange of Thailand
Date January 20, 2004

CS Loxinfo Public Company Limited

Details of the program regarding the issuance and offering for sale of the warrants to purchase ordinary shares to directors, employees and advisors of the Company (Employee Stock Option Plan – ESOP)

1. Objectives and Necessities of Offering Securities to Directors, Employees and Advisors of the Company

The objective of the ESOP is to compensate and motivate the directors, employees, and advisors to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company by having them dedicated their hard and soul to the Company by hard working, as well as retaining them with the Company. The overall program consists of 5 years consecutive plans and the terms of warrants issued each year shall not exceed 5 years from the date of issuance and offering for sale. The warrants to be issued for each year shall have similar details and descriptions as well as the rights and conditions thereof. The warrants issued and offered in the first year shall be in the number of 3,096,300 units whereby the Company shall have to allocate the ordinary shares of the Company to serve the exercise of right under the warrants in the number of 3,096,300 ordinary shares (at par value of Baht 1), equivalent to 0.62 % of all paid-up capital of the Company.

However, the issuance and offering for sale of the warrants to directors, employees and advisors of the Company shall have to be approved by the shareholders' meeting and be conformed to applicable laws governing securities and exchange and other relevant rules and regulations. Currently, the Securities and Exchange Commission ("SEC") has issued the Notification No. GorJor. 36/2544 Re: Offering of Newly Issued Securities to Directors or Employees dated October 19, 2001 ("SEC Notification") to govern such offering. The material aspect under SEC Notification is that the issuance and offering for sale of the warrants to directors or employees shall be completed within one year from the date of SEC's approval. In this regard, the Company shall have to propose the said program in the shareholders' meeting for their approval each time the Company issues and offers for sale of the warrants. The Company shall also obtain an approval from the SEC prior to each offering.

The details of warrants for the Program in the first year, which is to be proposed to the shareholders' meeting for their consideration, appear below. In addition, upon the exercise of right under such warrant, the Company expects to use the proceeds as the Company's working capital.

2. Preliminary Details of the Warrants in the Second Year Program

Type of Warrants	Warrants to purchase the Company's ordinary shares, in the type of non-transferable and specified name of the holder, unless in case of hereditary or beneficiary transfer as specified in Clause 3.4.3 (hereinafter referred to as "warrant")
Total Number of Warrants to be Offered	3,096,300 units
Offering Price per Unit	Baht 0 (zero Baht)

Offering Period

The offering shall be completed within one year from the date on which the program is approved by the SEC.

Terms

Not exceeding 5 years from the issue and offer date.

Reserved Shares

3,096,300 shares (at the par value of Baht 1), equivalent to 0.62 percent of the total paid-up shares.

Warrant Allocation Method

Allocation of warrants to the Company's directors, employees and advisors and not offering through the intermediary.

Exercise Ratio

One warrant per one ordinary share

Exercise Price

Initial Public Offering Price

Issuing and Offering Date

The Executive Committee has been authorized to determine the issuing and offering date

Exercise Period

The Company's directors, employees and advisors may exercise the rights of the warrants to purchase the Company's ordinary shares as shown in the following details:

First Year

Directors, employees and advisors are entitled to exercise no more than one-third of their allocated warrants to purchase ordinary shares from the 30 May 2004 until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of rights.

Second Year

Directors, employees and advisors are entitled to exercise another one-third of their allocated warrants to purchase ordinary shares from the 30 May 2005 until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of rights.

Third Year

Directors, employees and advisors are entitled to exercise the remaining of their allocated warrants to purchase ordinary shares from the 30 May 2006 until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of rights.

Rights and Interests Other than those Normal Rights and Interests from Ordinary Shares	-None-

3. Other Principles and Conditions for the Exercise of Warrants

3.1 Exercise Period of Warrants A holder of the warrant certificate who wishes to exercise their rights to purchase ordinary shares of the Company is required to submit an exercise notice with the Company between 09.00 a.m. and 4.00 p.m. within five business days prior to each exercise date, except for the last exercise period the exercise notice must be submitted during 15 days prior to period of the Last Exercise Period.

Ordinary shares purchased in every exercise of warrants will be in whole number of a trading unit on the main board of the Stock Exchange of Thailand, except for the exercise of rights for the last exercise period.

3.2 Exercise Date and Time: Between 09.00 a.m. and 4.00 p.m. of the last business day of every month. ("Exercise Date")

3.3 Qualifications of Directors, Employees and Advisors Eligible for Warrant Allocation

3.3.1 Any director, employee or advisor of the Company with a minimum of one year of service, and not an employee who is sent from a joint venture on a temporary term-basis operation;

3.3.2 Any selected director, employee or advisor who is beneficial to the Company (as the case may be);

3.3.3 In the case of any exception not pursuant to Clauses 3.3.1 and 3.3.2, it will be proposed to the meeting of Executive Committee for special consideration; and

3.3.4 The number of warrants as determined by the Company allocated to the respective directors, employees and/or advisors of the Company will not necessarily be in the same amount, but will be varied based on the position, work experience, years of service, performance and potential, as well as benefits providing to the Company.

3.4 Warrant Allocation Obligations between the Company and Directors, Employees and Advisors of he Company

3.4.1 If any director or advisor of the Company vacate of office or any employee retire from the Company pursuant to the Company's work rules, prior to exercising the rights under the warrants, such vacated directors or advisors, retired employee are entitled to exercise their warrants until the term of warrants.

3.4.2 If any director, employee or advisor resign from the Company due to the Company's order of transfer, such director, employee or advisor are entitled to exercise their warrants until the term of warrants.

3.4.3 If any director, employee or advisor is no longer a director, employee or advisor of the Company by reason of decease, disappearance, infirmity, or incompetent, such warrants shall then pass on to the person named as executor or beneficiary of the deceased, disappeared, infirm, or incompetent director, employee or advisor, as the case may be. That person will be entitled to exercise those warrants to purchase ordinary shares of the Company until the term of warrants.

3.4.4 If any director or advisor resign from the Company prior to expiration of the term of office or any employee resign from the Company for any reason other than as specified in Clauses 3.4.1, 3.4.2, or 3.4.3 above, such director, employee and advisor shall be entitled to

exercise their warrants to purchase ordinary shares of the Company only the allowed portion within three months after such director, employee and advisor resigned from their offices. Alternatively, the executive committee is entitled to determine in the appropriate respect.

Remaining warrants which any director, employee or advisor is unable to exercise for any of the reasons as stipulated in Clause 3.4.4 shall be submitted to the Company for cancellation.

3.5 In Case of Un-Exercise of Warrants If directors, employees or advisors of the Company do not exercise all or some of warrants and terms of warrants are expired, it is deemed that the directors, employees or advisors waive their rights on such un-exercised warrants. In this respect, such directors, employees or advisors shall not be entitled to claim any compensation from the Company.

3.6 Assistance from the Company in Respect of Sources of Funds for Directors, Employees and Advisors

-None-

3.7 Right Adjustment The Company may have to reserve additional ordinary shares if the circumstances stipulated in the notification of the Securities and Exchange Commission, relating to the offer for sale of warrants to purchase ordinary shares, occur.

4. Effects upon Shareholders from Issuance of Warrants and Offer for Sale to Directors, Employees and Advisors of the Company on this Occasion

4.1 Effects upon Price Dilution due to the Exercise of Rights to Purchase Shares by Directors, Employees and Advisors

The exercise price is determined as the Initial Public Offering Price and the price of which is close to the market price; therefore, the issuance and offering of warrants will not create any effect upon price dilution.

However, effects upon price dilution due to the exercise of rights to purchase shares by directors, employees and advisors will be subject to the market price of the Company's shares on the day that new shares from the exercise of rights by directors, employees and advisors start trading in the Stock Exchange of Thailand.

4.2 Effects upon Existing Shareholders due to Reduced Ownership Ratio or Control Dilution in case Warrants are Exercised by All Directors, Employees and Advisors as Calculated from the Presently Paid-up Capital:

Number of the total issued shares	=	500,000,000 shares (at a par value of Baht 1 each)
Number of all shares from exercise of warrant	=	3,096,300 shares (at a par value of Baht 1 each)
Total number of shares after exercise	=	503,096,300 shares (at a par value of Baht 1 each)
Ratio of the existing shareholders after exercise	=	99.38 percent exercise of warrants

4.3 The Amount of Reserved Shares for Exercise of Warrants Allocated to Directors, Employees and Advisors at the Rate not Exceeding 5 Percent of the Total Issued Shares on the Date of Applying for Approval of the Office

Number of the total issued shares	=	500,000,000 shares (at a par value of Baht 1 each)

Number of reserved shares for the exercise of warrant allocated to directors, employees and advisors	=	3,096,300 shares (at a par value of Baht 1 each)
Ratio of reserved shares to total issued shares	=	0.62 percent of the total issued shares

4.4 The List of All Directors (of the Company and its subsidiaries) Entitled to Receive Warrants and Employees and Advisors Entitled to Receive Warrants at the Rate Exceeding 5 Percent of the Warrant to Be Issued and Offered for Sale

Name	Number of Allocated Warrants(Unit)	% of Total Allocated Warrants
1. Mr.Tachpong Hotrabhavananda Managing Director	1,044,000	33.72
2. Mr. Anant Kaewruamwong Deputy Managing Director- Marketing & Sales	1,000,000	32.30
3. Mr. Somchai Kittichaiyakulkij Senior Director - Customer Services & IS	550,000	17.76
4. Mrs. Arksara Arksawapokee Senior Director – Finance & Accounting	174,200	5.63

Note: *The amount of warrants to be issued and offered for sale will be 3,096,300 units.*

4.5 Ordinary shares issued under the warrants exercised shall have the same rights and status as ordinary shares previously issued by the company in all respects.

5. Description and Conditions of Warrants

Warrants issued and offered to directors, employees and advisors of the Company shall be subject to rules and conditions pursuant to the Securities and Exchange Commission Notification No. GorJor. 36/2544 Re: Offering of Newly Issued Securities to Directors or Employees dated October 19, 2001

Warrant holders are liable to pay taxes and duties pursuant to the Revenue Code and relevant laws in exercising their rights to purchase ordinary shares.

After the Last Exercise Period, remaining warrants shall be deemed invalid and cannot be further exercised in any case.

6. Rights of Shareholders in Opposition of Offering for Sales of Warrants to Directors, Employees pursuant to Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001

Pursuant to Clause 14 of the Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001, the issuance and offering of warrants to directors or employees shall be approved by the Shareholders' Meeting with the votes of not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 10 percent of all votes of shareholders attending the meeting.

In case of issuance and offering warrants to any director, or employee at the rate exceeding five percent of all warrants offered pursuant to Clause 15 (2) of the Notification of the SEC above, the Shareholders' Meeting will consider the offer for sale with approval on an individual basis and the resolution must have not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 5 percent of all votes of shareholders attending the meeting.

7. List of Directors and Employees Eligible to be Allocated Warrants at the Rate Exceeding Five Percent of All Warrants

7.1 Mr.Tachpong Hotrabhavananda, the Managing Director, is eligible to be allocated warrants 1,044,000 units, or 33.72% of total ESOP program.

7.2 Mr. Anant Kaewruamwong, Deputy Managing Director-Marketing & Sales is eligible to be allocated warrants 1,000,000 units, or 32.30% of total ESOP program.

7.3 Mr. Somchai Kittichaiyakulkij, Senior Director - Customer Services & IS, is eligible to be allocated warrants 550,000 units, or 17.76 % of total ESOP program.

7.4 Mrs. Arksara Arksawapokee, Senior Director – Finance & Accounting, is eligible to be allocated warrants 174,200 units, or 5.63 % of total ESOP program

The total amount of warrants to be issued and offered will be 3,096,300 units.

Opinion of the Board of Directors and the Remuneration Committee
Detail of Opinion of the Remuneration Committee for ESOP program as presented in the attachment 3.

Furthermore, the exercise price will be determined as the Initial Public Offering Price. Such persons mentioned in Clause 7.1 - 7.4 will not receive cash benefits when calculated from the difference between the offer price (including the exercise price) and the market price.

Opinion of the Remuneration Committee for ESOP Program

January 20, 2004

To : Board of Directors of Shin Satellite Public Company Limited

Whereas the Board of Directors Meeting of Shin Satellite Public Company Limited has passed a resolution to appoint the Remuneration Committee for the ESOP Program, consists of Mr. Paron Isarasena Na Ayudhaya as the Chairman of the Remuneration Committee, Mr. Boonklee Plangsiri and Mrs. Charintorn Vongspootorn as members of the Remuneration Committee to approve the names of directors, employees and advisors of CS Loxinfo Public Company Limited who will be entitled to receive warrants on ordinary shares exceeding 5(five) percent of the program, in order to comply with the announcement of the Securities and Exchange Commission No. Gor. Jor. 36/2544 regarding the offering of the newly issued securities to directors or employees .

The Remuneration Committee for ESOP Program has considered and approved to allocate the warrants on ordinary shares exceeding 5 (five) percent of the program to each of the following directors and employees of CS Loxinfo Public Company Limited respectively,totally 4 (four) persons:

Director/Employee	No. of Warrants Allocated (Units)	% of the Program
1. Mr. Tachpong Hotrabhavananda (Ph.D.)	1,044,000	33.72
2. Mr. Anant Kaewruamvongs	1,000,000	32.30
3. Mr. Somchai Kittichaikoonkit (Ph.D.)	550,000	17.76
4. Mrs. Aksara Assavapokee	174,200	5.63

The Grounds, Necessity and the Benefits to the Company

The Compensation Committee for ESOP Program has the opinion that the above four directors and the employees have high knowledge, ability, accountability and excellent performance. Furthermore, they are honest with loyalty to the Company and perform their duty for the highest benefits of the Company all along. The warrant allocation for this ESOP program would motivate more efficient performance of the directors and employees which would finally result in good operating results of the Company. Details of the position, the start date joining the company and the benefits that these directors and employees have made to the Company are herewith attached.